LAZYDAYS HOLDINGS, INC.

6130 Lazy Days Blvd.

Seffner, Florida 33584

(813) 246-4999

September 6, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lazydays Holdings, Inc.
Registration Statement on Form S-4 filed August 31, 2018
File No. 333-227156 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lazydays Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 5:00 p.m., Eastern Time, on Monday, September 10, 2018, or as soon thereafter as is practicable.

Please call Esther Moreno at Akerman LLP at (305) 982-5519 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Nicholas Tomashot
Nicholas Tomashot
Chief Financial Officer